Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Year Ended December 31,
	2016	2015	2014	2013	2012
Fixed Charges:
Interest expensed and capitalized	2,800	2,645	2,368	408	51
Amortization of debt discount	1,839	1,809	1,567	87	—
Amortization of convert loan establishment fee	100	100	100	—	—
Total Fixed Charges (as defined)	4,739	4,554	4,035	495	51

Earnings:
Loss from operations before income taxes	(19,605)	(15,143)	(10,684)	(20,294)	(19,361)
Fixed Charges	4,739	4,554	4,035	495	51
Total Earnings (as defined)	(14,866)	(10,589)	(6,649)	(19,799)	(19,310)

Coverage Deficiency	(19,605)	(15,143)	(10,684)	(20,294)	(19,361)